[redacted]

13025755

SECU[...] SION

RECEIVED 2013 AUG 29 PM 1:55 SEC / TM

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 9 2013 WASH, D.C. 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2012 (MM/DD/YY) AND ENDING JUNE 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENJAMIN SECURITIES INC

OFFICIAL USE ONLY
7754
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 SOUTH OYSTER BAY ROAD
(No. and Street)

HICKSVILLE (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM T BAKER (516) 931-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUISE STELIANOUDAKIS CPA PC
(Name – *if individual, state last, first, middle name*)

64 FULTON ST #902 (Address) NY (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OD 9/13/13

OD 10/4/13

KW 9/27/13

OATH OR AFFIRMATION

I, WILLIAM T BAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENJAMIN SECURITIES INC, as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

8/27/13

Notary Public

Danielle M. Touvi
Notary Public, State of New York
01TO6139526
Qualified in Nassau County
Commission Expires 01/09/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

* * * * * * * * *

FINANCIAL STATEMENTS

JUNE 30, 2013

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2013, and the related statements of operations, changes in stockholder's' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2013, and the results of its operation and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 19, 2013

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2013

ASSETS

Current assets:	
Cash and cash equivalents	$ 61,561
Commissions receivable	76,320
Total current assets	137,881
Furniture and equipment (net of accumulated depreciation of $156,457)	2,042
Other asset:	
Security deposit	3,700
	$143,623

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 70,106
Non-current liability:	
Loan payable	156
Stockholder's equity:	
Common stock – no par value:	
Authorized – 20 shares	
Issued and outstanding – 10 shares	500
Paid in capital	307,106
Deficit	(234,245)
Total stockholder's equity	73,361
	$ 143,623

The accompanying notes are an integral part of the financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2013

Revenue:	
Commissions	$ 724,333
Advisory fees	127,700
Income from investments	3,447
Postage and handling	26,315
Total revenue	881,795
Expense:	
Clearing fees	92,424
Back office charges	28,220
Commissions (Note 2)	544,912
Professional fees	45,338
Salaries	77,917
Taxes – payroll	29,218
Travel and entertainment	3,925
Insurance	18,217
Equipment rental	6,130
Automobile expense	18,705
Telephone and internet	14,994
Rent	42,500
Management fee	7,000
Dues and subscriptions	1,976
Depreciation and amortization	368
Office expense	19,687
License and registration	17,824
Repairs and maintenance	3,435
Total expense	972,790
Loss before investments and taxes	(90,995)
Other income	10,963
	(80,032)
State taxes	(585)
Net loss	$ (80,617)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2013

	Total	Common Stock	Paid in Capital	Deficit
July 1, 2012	$ 98,478	$ 500	$251,606	$(153,628)
Net loss	(80,617)			(80,617)
Additional paid in capital	55,500		55,500	
June 30, 2013	$ 73,361	$ 500	$307,106	$(234,245)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2013

	Increase (decrease) in cash
Cash flow from operating activities:	
Net loss	$ (80,617)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	368
Change in assets and liabilities:	
Receivables and other assets	9,627
Accounts payable and accrued expense	(6,348)
Total adjustments	3,647
Cash used in operating activities	(76,970)
Cash flow from investing activities:	
Loan receivable	28,576
Cash flow from financing activities:	
Loan payable	39
Additional paid in capital	55,500
Net cash used in financing activities	55,539
Net increase in cash	7,145
Cash and cash equivalents at beginning of year	54,416
Cash and cash equivalents at end of year	$ 61,561

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

NOTE 1 – STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – COMMISSION EXPENSE:

Commissions represent amounts paid to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to the officer of the company. A breakdown is as follows:

Officer's commission	$ 74,556
Other salesmen	470,356
Total	$ 544,912

NOTE 3 – RELATED PARTY TRANSACTIONS:

The Company paid rent of $14,100 to a limited partnership of which Leo J. Benjamin is the general partner. The partnership sold the property on September 6, 2012. The lease will terminate August 31, 2013.

NOTE 4 – NET CAPITAL REQUIREMENTS:

As a member of the Financial Industry Regulatory Authority the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by FINRA. The rule prohibits a member from engaging in securities transactions at a time when its aggregate indebtedness exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2013, the corporation's net capital ratio was 1.0368 to 1 and its net capital was $67,619 compared with the minimum net capital required of $5,000.

BENJAMIN SECURITIES, INC.

SCHEDULE I

JUNE 30, 2013

COMPUTATION OF NET CAPITAL

Total ownership equity from balance sheet	$ 73,361
Less: Non-allowable assets	5,742
Capital before haircuts	67,619
Less: Haircut on investments	-0-
Net capital	$ 67,619

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 4,673
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 62,619
Excess net capital at 1000%	$ 60,608

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 70,262
Less: Loan payable	156
Aggregate indebtedness	$ 70,106
Percentage of aggregate indebtedness to net capital	103.68%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

BENJAMIN SECURITIES, INC.

SCHEDULE II

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3 – 3

JUNE 30, 2013

Benjamin Securities, Inc. operates under the k (2) (b) exemption provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing, LLC. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

BENJAMIN SECURITIES, INC.

SCHEDULE III

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2013

	Ownership Equity	Non-allowable assets	Aggregate indebtedness	Net Capital	Ratio
Balance per Focus IIA	$ 78,688	$ 5,297	$ 64,441	$ 73,391	87.81%
Accrued and commission receivables	2,882			2,882	
Adjust commission receivable`	(2,948)			(2,948)	
Adjust amortization	444	444			
Accrued and accounts payables	(6,364)		6,364	(6,364)	
Adjust accrued payable	700		(700)	700	
Adjust loan payable	(39)			(39)	
Rounding	(2)	1	1	(3)	
Balance per Schedule I	$ 73,361	$ 5,742	$ 70,106	$ 67,619	103.68%

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2013 and have issued my report thereon dated August 19, 2013. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under Rule 17a-5, the cost – benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2013, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Louise Stelianoudakis

August 19, 2013

LOUISE STELIANOUDAKIS
Certified Public Accountant

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

To the Board of Directors of
Benjamin Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2012 to June 30, 2013, which were agreed to by Benjamin Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Benjamin Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Benjamin Securities, Inc.'s management is responsible for Benjamin Securities, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment for the prior period in Form SIPC-7 with respective cash disbursements records entered in the general ledger, the check cleared in the company's bank statement, and SIPC acknowledgement of receipt of the prior period payment.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the fiscal year ended June 30, 2013 less revenues reported on the FOCUS reports for the period from July 1, 2012, to June 30, 2013 as applicable, with the amounts reported in Form SIPC-7 for the period from July 1, 2012 to June 30, 2013 noting no significant differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (Assessment Analysis of SIPC-7 for the year ended June 30, 2013) noting no significant differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, (Assessment Analysis of SIPC-7) supporting the adjustments noting no significant differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no significant differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not to be used by anyone other than these specified parties.

SIPC ASSESSMENT FOR PERIOD JULY 1, 2012 TO JUNE 30, 2013

Assessment Base Total:	
Per assessment reconciliation Form SIPC-7	$ 750,764
General assessment (.0025 of above amount)	$1,876.91
Payment for assessment period ended June 30, 2013	$ 880.17
Assessment due (greater of general or minimum)	$ 996.74

August 19, 2013